Mail Stop 3561

June 12, 2008

Monte E. Taylor, Jr.
Chief Executive Officer
GeneLink, Inc.
317 Wekiva Spring Rd, #200
Longwood, FL 32779

> **Re: GeneLink, Inc.**
> **Form 10-KSB for the Fiscal Year Ended December 31, 2006**
> **File No. 000-30518**

Dear Mr. Taylor:

        We have completed our review of your Form 10-KSB and related filings and have
no further comments at this time.

                                Sincerely,

                                Tia Jenkins
                                Senior Assistant Chief Accountant
                                Office of Beverages, Apparel and
                                Health Care Services